Exhibit 99.1

October 19, 2018

STRICTLY CONFIDENTIAL

The Board of Directors

American BriVision (Holding) Corporation

44235 Nobel Drive

Fremont, CA 94538

To the Board of Directors:

We understand that American BriVision (Holding) Corporation (“ABVC”, the “Company” or the “Parent”), BioLite, Inc. (“BioLite”), BioKey, Inc. (“BioKey”), BioLite Acquisition Corp., a direct wholly-owned subsidiary of Parent (“Merger Sub 1”), and BioKey Acquisition Corp., a direct wholly-owned subsidiary of Parent (“Merger Sub 2”) entered into a definitive Agreement and Plan of Merger (“Merger Agreement”) dated as of January 31, 2018, providing for the acquisition of BioLite and BioKey by ABVC (the “Transaction”). Pursuant to the terms of the Merger Agreement: (a) BioLite will merge with Merger Sub 1 with BioLite as the surviving corporation (“BioLite Merger”), and BioKey will merge with Merger Sub 2 with BioKey as the surviving corporation (“BioKey Merger”, and together with BioLite Merger, the “Mergers”); (b) in the BioLite Merger, each of the outstanding shares of BioLite capital stock as of the closing of the BioLite Merger, consisting solely of common stock, will be converted into the right to receive 1.82 shares of ABVC common stock; (c) in the BioKey Merger, each of the outstanding shares of BioKey capital stock as of the closing of BioKey Merger, consisting of common stock and Series A preferred stock, Series B preferred stock and Series C preferred stock, will be converted into the right to receive one (1) share of ABVC common stock; (d) in the Mergers, ABVC shall issue up to approximately 104.5 million shares of its common stock. Upon completion of the Mergers, ABVC, BioLite and BioKey estimate that former ABVC stockholders will own approximately 67% of the outstanding shares of ABVC’s common stock, current BioLite stockholders will own approximately 24% of the outstanding shares of ABVC common stock measured on an “as-converted” basis as of the closing of the Mergers, and current BioKey stockholders will own approximately 9% of the outstanding shares of ABVC common stock measured on an “as-converted” basis as of the closing of the Mergers.

The board of directors of the Company (the “Board”) has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Board as to whether the total consideration to be paid by the Company in the Transaction is fair to the Company’s shareholders from a financial point of view.

In exchange for our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

The Benchmark Company, LLC - Member FINRA, SIPC

150 East 586th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

This Opinion is addressed to, and is intended for the use, information and benefit of, the Board (solely in its capacity as such) and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, BioLite, BioKey or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of the Company, BioLite, BioKey or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, BioLite, BioKey, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

●	a copy of the executed Merger Agreement dated January 31, 2018;

●	certain information relating to the historical, current and future operations, the financial condition and prospects of the Company, BioLite and BioKey made available to us by the Company, including financial models that included actual income statements for the years 2016-2017 and projected income statements for 2018-2025;

●	financial statements for the Company, BioLite and BioKey for the fiscal years ending December 31, 2017 and 2016, made available to us by the Company;

●	discussions with certain members of the management of the Company regarding the business, operations, financial condition and prospects of Company, BioLite, BioKey, the Transaction and related matters;

●	a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company;

●	the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

●	the publicly available financial terms of certain transactions that we deemed to be relevant; and

●	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, BioLite, or BioKey and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, BioLite or BioKey since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of the Company that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company, BioLite or BioKey nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the most recent Merger Agreement provided to us.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company, BioLite or BioKey or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is provided for the benefit of the Board members (solely in their capacities as such) and is not for the benefit of, and may not be used for any other purpose and does not constitute a recommendation to the shareholders of the Company as to how to vote or act with respect to the Transaction or otherwise.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the total consideration to be paid by the Company in the Transaction pursuant to the Merger Agreement is fair to the Company’s shareholders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director & Head of Investment Banking

4